Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 April 7, 2011

Exchange Traded Notes linked to the Cushing® 30 MLP Index

April 2011

Bloomberg: MLPN <GO>

The Exchange Traded Notes linked to the Cushing® 30 MLP Index (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch. If an active secondary market develops, investors can trade the ETNs on the NYSE Arca at market price. The ETNs are designed to provide investors with exposure to the Cushing® 30 MLP Index (the “Index”) and may pay a variable quarterly coupon linked to the cash distributions paid on the constituent MLPs in the Index, as reduced by the multiplier and the investor fee.

Index Overview

  The Index tracks the performance of 30 equally-weighted publicly traded master limited partnerships (“MLPs”) which hold mid-stream energy infrastructure assets in North America, chosen for inclusion in the Index according to a proprietary scoring model (SValuES©) developed by Swank Energy Income Advisors, LP to rank the MLPs. The Index is calculated by Standard & Poor's and reported on a real-time basis under the Bloomberg ticker MLPX.

What are the MLPs that are tracked by the Index?

  MLPs are publicly traded limited or general partnership interests. MLPs included in the Index hold mid-stream energy infrastructure assets in North America.

Why invest in the MLP Asset Class through the ETNs?

  Income: Although, the ETN holders have no interest or rights in the underlying MLPs, ETN holders may receive cash distributions, as reduced by the multiplier and the investor fee.

  Essential Infrastructure: The mid-stream energy sector involves the gathering, processing, transporting and storage of crude oil and natural gas.

  Growing asset class: Cash flows generated are generally thought to be predictable with growth potential.

  Inflation Protection: If distributions on the MLPs grow, they may provide an effective inflation hedge.

Selected Risk Considerations

  We have listed the NYSE Arca under the symbol “MLPN”. If an active secondary market in the ETNs develops, we expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.

  You will not receive any fixed periodic interest payments on the ETNs, and the quarterly coupon payments are uncertain and could be zero.

ETN Details

ETN Ticker	MLPN

Intraday indicative value ticker	MLPN.IV

Bloomberg index ticker	MLPX

CUSIP	22542D852

Primary Exchange	NYSE Arca

ETN Annual Investor Fee	0.85%

ETN Inception date	April 13, 2010

Underlying Index	The Cushing® MLP Index

This graph compares the total return of a hypothetical $1,000 investment in the Index with that of an investment in comparable equity indices assuming total return from November 30, 2009 through March 31, 2011.* Historical performance is not indicative of future performance.

MLP Index Vs. Other Investments (Nov '09 Through Mar '11)

		CAGR
	Current	Since
	YTD	2001

Cushing® 30 MLP Index TR	7.42%	44.66%
Alerian MLP Index TR	5.99%	37.97%
Alerian MLP Infrastructure Index TR	5.64%	37.46%
S&P 500 Index TR	5.92%	17.70%
REIT Index TR	6.76%	32.94%
PHLX Utility Index TR	2.21%	10.02%
Merrill Lynch HY Bond Index	3.90%	17.13%
Merrill Lynch Muni Bond Index	0.29%	2.38%

*We have included data herein on both the Cushing 30 MLP Index and the Cushing 30 MLP Total Return Index. We have included the data on the Cushing 30 Total Return Index to illustrate the distributions on the underlying MLPs, but, unlike the Cushing 30 MLP Index, the Cushing 30 Total Return Index calculates the performance of the underlying MLPs assuming that all the distributions are reinvested into the index. However, the Cushing 30 MLP Index is a price-only index that does not reflect the reinvestment of these distributions and therefore, the distributions on the underlying MLPs, if any, will be distributed to the holders of the ETNs on a quarterly basis, will be reduced by the application of the investor fee and multiplier and will not be reinvested into the index. Any payment on the ETNs at maturity or upon repurchase will be based on the Cushing 30 MLP Index and NOT the Cushing 30 MLP Total Return Index and you will not benefit from any reinvestment of the distributions in the Index.

Sources: Swank Capital, LLC, Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Indices are unmanaged, assume reinvestment of dividends or interest and do not reflect the deduction of fees and expenses. Investors cannot invest directly in an index. Past performance is not a guarantee or indicator of future results.

April 2011

Selected Risk Considerations (continued)

  Any payments you are entitled to receive on the ETNs are subject to the ability of Credit Suisse to pay its obligations as they come due.

  You will not have any partnership interests or other rights in the MLPs underlying the Index.

  MLPs are concentrated in the energy industry. Some of the MLPs underlying the Index may be smaller, non-diversified businesses that are exposed to the risks associated with such businesses.

  The Index may not be representative of the entire mid-stream energy infrastructure industry.

  The ETNs do not have a minimum redemption or repurchase amount and are fully exposed to any decline in the Cushing 30 MLP Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.

  Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

  An investment in the ETNs involves significant risks. The selected risk factors herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see section entitled "Risk Factors" in the applicable pricing supplement.

Advantages of the Cushing® 30 MLP Index

  The Index is representative of the MLP midstream energy sector as a whole because it does not emphasize market cap.

  The Index only tracks midstream MLPs, and does not hold any upstream or downstream MLPs, which may be more sensitive to movements in commodity prices.

  The SValuES© formulaic ranking system emphasizes cash flow and other metrics rather than just stock price and share count.

  Equal weighting design of the Index allows investors to determine the dollar cost average of an investment in the Index.

Statistical Summary of the Cushing® 30 MLP Index Total Return versus Price Return
(November 30, 2009 – March 31, 2011)

	Total Return	Price Return
Sharpe	3.03	2.44
Standard Deviation	12.51%	13.01%
Best Month	7.75%	7.75%
% Up Months	81.25%	81.25%
Best 12 Months	47.65%	38.20%
Worst Month	-5.16%	-6.05%
CAGR	44.58%	36.08%
Max Draw	-5.16%	-6.05%

The Sharpe ratio calculation assumes no need to remove the risk free rate because the Cushing® 30 MLP Index is already calculated net of US LIBOR. The Sharpe ratio is calculated using U.S. 90 day Treasury Bills.

Index Characteristics

  The Cushing® 30 MLP Index (Ticker: MLPX) is an equally- weighted index that uses a formulaic, proprietary valuation methodology (SValuES©) to rank the MLPs for inclusion in the Index.

  The SValuES© ranking system emphasizes the importance of balance sheet, cash flow and cash distribution metrics rather than market capitalization.

  The SValuES© scoring model attributes points to MLPs via a weighted average methodology across numerous criteria. The criteria incorporates objective ranking measures relative to the broader MLP universe and the specific sub-sector in which the relevant MLP has its primary operations. The thirty MLPs from the eligible universe that have the highest SValuES© scores are included in the Index.

  Each of the SValuES© criteria fall under three categories: Operational, Valuation and Strategic Position. The operational category measures a MLP’s commodity price exposure by examining fee income relative to overall income and historical and projected future distribution growth relative to peers in the Index. The Valuation category measures a MLP’s current yield and earnings relative to enterprise value relative to the specific sub-sector in which the relevant MLP has its primary operations. The Strategic Position category measures a MLP’s debt relative to its capitalization with the relevant measure adjusted if the debt is investment grade and certain measures of the status and financial relationship with the MLP’s general partner or sponsor.

  The design and construction of the Index allows it to track the MLP midstream energy sector as a whole as it does not distinguish among the MLPs’ market capitalization.

  The MLPs underlying the Index are reset to equal weighting on a quarterly basis.

For Additional Information

	Mike Clark	+1 212 325 5909
Americas	Stewart Oldfield	+1 212 538 4407
	Joseph Leo	+1 212 538 4408
	James Bass	+1 212 538 4488

Email	ir.betastrategies@credit-suisse.com
Website	www.credit-suisse.com/notes
Bloomberg	MLPN <Go>

Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000104746910005088/a2198450z424b2.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright 2011. Credit Suisse Group and/or its affiliates. All rights reserved.